UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐

Securities Act Rule 802 (Exchange Offer)	☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐

Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Chemtrade Logistics Income Fund
(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable))

Ontario, Canada

(Jurisdiction of Subject Company’s Incorporation or Organization)

Chemtrade Logistics Income Fund
(Name of Person(s) Furnishing Form)

7.00% Convertible Unsecured Subordinated Debentures due June 30, 2028

(Title of Class of Subject Securities)

16387PAM5

(CUSIP Number of Class of Securities (if applicable))

Rohit Bhardwaj

Chief Financial Officer

Chemtrade Logistics Income Fund

155 Gordon Baker Road, Suite 300

Toronto, Ontario, M2H 3N5

(416) 496-5856

(Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

September 25, 2025

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)	The following document is attached hereto as an exhibit to this form:

Exhibit No.	Description

99.1*	Commercial copy of the Offer to Purchase and Circular in English

99.2*	Commercial copy of the Letter of Transmittal in English.

99.3	Tenth Supplemental Indenture, dated as of November 4, 2025.

* Previously provided as an exhibit to the Form CB furnished to the Securities and Exchange Commission on September 25, 2025.

(b)	N/A

Item 2. Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the offering document used in the transaction.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

PART III - CONSENT TO SERVICE OF PROCESS

(1)	A written irrevocable consent and power of attorney on Form F-X was filed with the Securities and Exchange Commission with the initial submission of this Form CB on September 25, 2025.

(2)	N/A

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Chemtrade Logistics Income Fund

By:	/s/ Rohit Bhardwaj
Name:	Rohit Bhardwaj
Title:	Chief Financial Officer
Date:	November 4, 2025